June 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Laura Veator

Re:	Qlik Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-34803

Dear Mses. Collins and Veator:

On behalf of Qlik Technologies Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated June 18, 2012 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the June 18, 2012 letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.	We note from your response to prior comment 3 that your U.S. operations and cash and cash equivalents are anticipated to be sufficient to satisfy your projected liquidity needs in the U.S.; that you anticipate using your cash balance held outside the U .S. to fund foreign operations; and you do not believe it is reasonably likely that the foreign earnings will be repatriated to the U.S. We continue to believe you should consider providing enhanced liquidity disclosures describing these circumstances, as well as the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation.

United States Securities and Exchange Commission

June 21, 2012

RESPONSE TO COMMENT 1:

We respectfully acknowledge the Staff’s comment regarding the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. We respectfully note that, although the repatriation of cash and cash equivalents held outside the U.S. would trigger U.S. income taxes on the previously untaxed portion of those assets, we believe that there would not be a significant negative impact on our liquidity position under current circumstances as a result of our net operating loss carryforwards which exist in the U.S. and which should be available to be used to absorb U.S. taxes due if repatriation was necessary. However, in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, we will include substantially the following disclosure within the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

Our cash balances held in the U.S. were $x million as of (balance sheet date). We believe that our cash balances in the U.S. are currently sufficient to fund our U.S. operations. At (reported balance sheet date), amounts held by foreign subsidiaries were $y million, which include undistributed earnings of foreign subsidiaries expected to be continued to be invested outside of the U.S. of $z million. Except as required under U.S. tax law, we do not accrue for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to continue to invest such undistributed earnings outside of the U.S. If these funds are needed for our operations in the U.S., we would be required to accrue and, following the full utilization of our existing net operating loss carryforwards, pay U.S. taxes to repatriate these funds.

Non-GAAP Financial Measures, page 47

2.	We note in your response to prior comment 4 that you refer to the non-GAAP adjustments for lease termination and contingent consideration as “non-recurring.” Tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K when referring to these charges as non-recurring. In this regard, to the extent it is reasonably likely you may incur similar charges in the next two years, referring to such charges as non-recurring, infrequent or unusual may not be appropriate. Please tell us how your current disclosure complies with this guidance or tell us how you intend to revise your disclosures in future filings. In addition, it is unclear how your current proposed disclosures describe that management uses this non-GAAP information for internal budgeting and forecasting purposes. Please revise to include this information in future filings pursuant to Item 10(e)(1)(i)(D) of Regulation S-K.

United States Securities and Exchange Commission

June 21, 2012

RESPONSE TO COMMENT 2:

We respectfully acknowledge the Staff’s comment and the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K as they relate to non-GAAP performance measures. We considered the guidance in Item 10(e)(1)(ii)(B) when describing the lease termination and contingent consideration charges as non-recurring, and concluded that the use of the term “non-recurring” was appropriate because these or similar charges had not been incurred within the past two years, and because we believed that it was not reasonably likely that the charges would recur within two years. Specifically, we concluded that a contingent consideration or similar charge was not likely to recur within the next two years because the only outstanding contingent consideration arrangement is now reflected in our financial statements at its maximum potential value, based on the fair value of that liability as of December 31, 2011. As no other contingent consideration arrangements exist at this time, we believe that it is not reasonably likely that this charge would recur within the next two years. In addition, we concluded that the lease termination or similar charge was not likely to recur within the next two years, as within the past eighteen months we have executed new leases for each of our major offices in the U.S., Sweden and the United Kingdom. We believe that these new leases adequately provide for anticipated growth in our employee base in each of these locations and that it is not reasonably likely that we would terminate these leases within the next two years which could otherwise result in the recognition of a significant lease termination charge. Accordingly, we believe that our disclosures comply with the guidance in Item 10(e)(1)(ii)(B).

With respect to our proposed disclosures to be incorporated into future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, we will clarify in our disclosures that management uses our non-GAAP measures for internal budgeting and forecasting purposes, and to assess our on-going financial performance and core operations.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Consolidated Financial Statements

Note 6. Benefit From Income Taxes

3.	We note your response to prior comment 9 that you believe your analysis of positive and negative evidence, which includes three-year cumulative profit, projected income for the full year 2012, and a history of losses in the first half of the year followed by profitability for the full year, provides a basis to record the related income tax receivable. In future filings, please disclose such underlying reasons for recognition of tax benefits, as well as the underlying reasons for changes in valuation allowance by foreign jurisdiction, as it is unclear from your disclosures why you are recording income tax benefits in periods when you have losses. Further, we note that your income from foreign operations and your foreign tax benefit for income taxed at lower rates have historically been significant to your results of operations. In future filings, please disclose the foreign jurisdiction(s) that had the most significant impact on your effective tax rate for each period presented.

United States Securities and Exchange Commission

June 21, 2012

RESPONSE TO COMMENT 3:

We respectfully acknowledge the Staff’s comment regarding our income tax disclosures. In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, we will further disclose the underlying reasons for recognition of income tax benefits and changes in valuation allowance by foreign jurisdictions. In addition, we will disclose the foreign jurisdiction(s) that had the most significant impact on our effective tax rate for each period presented.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

June 21, 2012

* * * * *

Please do not hesitate to contact me at (610) 994-3724 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Deborah C. Lofton
Deborah C. Lofton, Esq.
Vice President and General Counsel
Qlik Technologies Inc.

cc:	Lars Björk, Qlik Technologies Inc.